082-34812

PETROBANK
ENERGY AND RESOURCES LTD.

07022053

March 13, 2007

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

dlw 4/2

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

March 21, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 1 2007
WASH. D.C. 108

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK FILES ANNUAL INFORMATION FORM

Calgary, Alberta – March 20, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") (TSX/OSLO: PBG) has today filed its Annual Information Form, which includes Petrobank's reserves data and other oil and gas information for the period ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Copies of Petrobank's 2006 Annual Information Form may be obtained on Petrobank's website at www.petrobank.com, on the SEDAR website at www.sedar.com, or by emailing Petrobank at ir@petrobank.com.

Petrobank Energy and Resources Ltd.

Petrobank is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit is operated by Petrobank's 84% owned subsidiary, WHITESANDS Insitu Ltd. ("WHITESANDS"). WHITESANDS owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project, which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END